

August 17, 2017

William F. Brown, Esq.
Senior Vice President, General Counsel and Secretary
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

      Re: PHH Corporation
              Schedule TO-I
              Filed August 11, 2017
              File No. 005-13543

Dear Mr. Brown:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. In some of our comments, we may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when any response requested will be provided. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any additional information provided in response to these comments, we may have additional comments.

Offer to Purchase | Exhibit 99.(a)(I)(i)

1.   The filing date for the Schedule TO submission is August 11, 2017, which date corresponds with the date of commencement appearing in the press release filed as Exhibit 99.(a)(5)(iv). The cover page of the Offer to Purchase indicates the tender offer is scheduled to expire at 11:59 p.m. on September 8, 2017. Due to the federal holiday on Monday, September 4, 2017, the tender offer is only open for nineteen business days in contravention of Rules 13e-4(f)(1)(i) and 14e-1(a). Please revise or advise.

Important, page i

2.   We note the representation that tendered shares will not be accepted from stockholders in a state where such acceptance would be illegal. Rule 13e-4(f)(8)(i), however, does not

exempt from its application offerees in such a state. Please reconcile the disclosure that implies stockholders from such a state would be ineligible to participate in any of the tender offers with this rule provision. Please make corresponding changes to the same disclosure that appears on pages 7 and 56.

<u>4. Withdrawal Rights, page 27</u>

3.   We noticed that stockholders "may withdraw [their] tendered Shares at any time after the Expiration Date until 5:00 p.m., New York City time, on October 6, 2017." This statement does not appear to comply with Rule 13e-4(f)(2)(ii). Please revise your disclosure in this section and on page 7 to comply with the requirement in Rule 13e-4(f)(2)(ii), or advise.

<u>10. Certain Information Concerning the Company</u>
<u>Available Information and Incorporation of Documents by Reference, page 37</u>

4.   The disclosure in this section contemplates forward incorporation by reference. Neither Rule 13e-4 nor Schedule TO, by their terms, permit forward incorporation of disclosure contained within subsequently filed documents. Please revise to clarify that the Schedule TO will be amended to include updates, inclusive of subsequently filed periodic reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina M. Thomas, Staff Attorney, at (202) 551-3577 or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
         Wm. David Chalk, Esq.
         DLA Piper LLP (US)